SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: May 31, 2011

Press Release

For Immediate Release

OTI Receives New $6 Million Order in support of Next Stage Expansion of
National eID Program

Revenues to be Recognized in 2011

ISELIN, N.J., May 31, 2011  - On Track Innovations Ltd., (OTI) (NASDAQ-GM: OTIV), a global leader in contactless smart card solutions, announced today that it has received a new $6 million  order, and advanced payment for such order,  in support of the next stage expansion of a national ID program . The company expects revenues from the order to be recognized this year.

The new order is in support of an existing ID project announced last year, which is part of the country’s effort to modernize and improve the security of its electronic ID cards. Last year, OTI successfully supplied its end-to-end turnkey solution based on its proprietary state-of-the-art, field-proven eID Magna™ platform in support of the nationwide infrastructure setup. The system includes both stationary and mobile stations for data enrollment and card issuance, the creation of a central national registry database, as well as the provision of contactless, highly-secured smart ID cards and a Biometric Automatic Fingerprint Identification System (AFIS), to detect and prevent double registration attempts by the same ID applicant.

OTI’s secured ID solution supports both online and offline communication, thereby allowing every citizen, living in cities and rural areas, to apply for an ID card regardless of the area’s communication infrastructure. This user-friendly solution is designed to provide maximum accuracy and security.

“We are proud to be the technology and implementation partner of our governmental client’s national ID system,” said Oded Bashan, chairman and CEO of OTI.  “The level of professionalism and execution capabilities demonstrated by the government has been second to none. Together, we were able to meet the strict implementation timeline, allowing for the continuation of the project.”

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth, strategies, objectives, plans or current expectations. For example, we are using forward looking statements when we say that the Company expects revenues from the order to be recognized this year or when we discuss   the superiority of our technology and solutions.  These forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 732 429 1900 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com	Media Relations: Christa Conte/Henry Feintuch Feintuch Communications 212-808-4902/212-808-4901 oti@feintuchpr.com